OIS Accommodations SpinCo Inc.

 Three Allen Center

333 Clay Street, Suite 4980

Houston, Texas 77002

March 18, 2014

Kristina Aberg

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:          OIS Accommodations SpinCo Inc.

Amendment No. 1 to Form 10
Filed February 11, 2014
File No. 001-36246

Ladies and Gentlemen:

Set forth below are the responses of OIS Accommodations SpinCo Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 27, 2014, with respect to Amendment No. 1 to Form 10, File No. 001-36246, filed with the Commission on February 11, 2014 (the “Information Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 2 to the Information Statement (“Amendment No. 2”) unless otherwise specified.

General

1.	We note your responses to comments 1, 7, 10, 14, and 20 of our letter dated January 9, 2014. We will continue to monitor for your responses to these comments.

RESPONSE:

We acknowledge the Staff’s comment and undertake to provide responsive information to comments 1, 7, 10 and 14 in a future amendment to the Information Statement. Regarding comment 20, we have revised the Information Statement to provide capital expenditure guidance for 2014. Please see page 67.

2.	Prior to requesting effectiveness please update the audited financial statements for the year ended December 31, 2013, for the Accommodations Business of Oil States International, Inc.

RESPONSE:

Securities and Exchange Commission

March 18, 2014

We acknowledge the Staff’s comment and have included the audited financial statements for the year ended December 31, 2013 for the Accommodations Business of Oil States International, Inc. in Amendment No. 2.

Item 15. Financial Statements and Exhibits

3.

We note your response to comment 3 of our letter dated January 9, 2014. Please note that your articles of incorporation and bylaws, as currently in effect, must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and undertake to file our articles of incorporation and bylaws as currently in effect in advance of requesting effectiveness of the Information Statement.

Business, page 72

4.

We have reviewed your responses to comments 18 and 22 of our letter dated January 9, 2014. We continue to believe that average occupancy data is a material metric to investors. Please disclose the percentage or number of your rooms per region or site that are subject to long-term contracts or otherwise occupied or reserved. Please also include revenue derived from occupied versus reserved rooms. Finally, please include a lease expiration table for each of the ten years starting with the current year of the number of rooms subject to long-term contracts that will expire in each year, the annual rental revenues represented by such contracts, and the percentage of gross annual rental revenue represented by such contracts.

RESPONSE:

We acknowledge the Staff’s comment. We have included historical occupancy information by region and the percentage of contracted rooms for the next two years. Please see pages 74 and 87, respectively.

We acknowledge the Staff’s comment in regards to room contract expirations and have revised our disclosure. Please see page 87. In response to the related comment concerning annual revenue related to these contracts, we believe that this information would be misleading to investors and would not present relevant information regarding potential future revenue of the Company. Our contracts typically require customers to commit to a specified number of rooms and guarantee a minimum level of occupancy for those rooms. Historically, and specifically over the time period presented in the financial statements included in this filing, our customers were generally occupying rooms at levels above the contracted minimums. As such, the requested disclosure of projected revenue under these contracts would be at the minimum contracted levels. We believe, based on historical results, this would likely understate forward contracted revenues materially, misleading investors. We believe that our relevant risk factors and historical financial results provide investors with sufficient information regarding our revenues.

Securities and Exchange Commission

March 18, 2014

We also acknowledge the Staff’s comment in regards to revenues generated from occupied versus reserved rooms. First, our management does not currently use this metric to manage its business, nor do we disclose it to our investors. Further, we were unable to find comparable disclosure for apartment, hospitality or hotel businesses. We believe the additional disclosures described above coupled with our existing risk factor disclosure regarding customer contracts provides investors with adequate information in regards to our historical revenue and future potential occupancy rates.

5.	We refer to the chart on page 74 and specifically footnote 1 thereto. Please break out revenue derived from room rentals versus other fee revenue.

RESPONSE:

We acknowledge the Staff’s comment. We have expanded our disclosure in our discussion of our contracts on page 87 and our footnote on page 74. We have an integrated business model where we offer our customer a turnkey service to house, feed and accommodate their employees and contractors. Our contracts provide for two rates, an occupied rate and an unoccupied rate. The occupied rate covers a room and three meals a day. If the customer occupies the room, the occupied rate is charged regardless of number of meals taken or other services utilized by the guest. Accordingly, we do not generally charge separately for services. We have revised the disclosure to clarify this point.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matthew R. Pacey of Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours, OIS ACCOMMODATIONS SPINCO INC.

By:	/s/ Bradley J. Dodson
Name:	Bradley J. Dodson
Title:	President and Chief Executive Officer

Enclosures

cc:     Matthew R. Pacey (Vinson & Elkins)